SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF No. 01.545.826/0001-07
NIRE 35.300.147.952

Publicly-held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON FEBRUARY 28, 2018

1.                  Date, Time and Venue: On February 28, 2018, at 3:00 p.m., via conference call, as authorized by Article 21, Paragraph 2 of the Company’s Bylaws.

2.                  Call Notice and Attendance: Call notice is waived since all members of the Company’s Board of Directors attended the meeting. Messrs. Sandro Rogério da Silva Gamba and Carlos Eduardo Moraes Calheiros also attended the meeting.

3.                  Composition of the Board: Chairman: Odair Garcia Senra. Secretary: Janine Maria Corrêa Pupo.

4.                  Resolutions: Members of the Company’s Board of Directors resolved by unanimous vote to partially ratify the capital increase approved at the Extraordinary Shareholders’ Meeting held on December 20, 2017, in view of the subscription and full payment in domestic currency of sixteen million, seven hundred, seventeen thousand, seven hundred and fifty-two (16,717,752) new common shares, at a price per share of fifteen Reais (R$15.00), of which fourteen Reais and ninety-nine centavos (R$14.99) is allocated to the capital reserve and one centavo of Real (R$0.01) is allocated to the capital stock, pursuant to Article 182, Paragraph 1, “a” of Law No. 6.404/76 (“Capital Increase”).

4.1.            In view of Capital Increase ratified herein, the Company’s capital stock is increased from current two billion, five hundred, twenty-one million, one hundred, fifty-one thousand, one hundred, eighty-seven Reais and seventy-four centavos (R$2,521,151,187.74), divided into twenty-eight million, forty thousand, one hundred and sixty-two (28,040,162) non-par, book-entry, registered, common shares to two billion, five hundred, twenty-one million, three hundred, eighteen thousand, three hundred, sixty-five Reais and twenty-six centavos (R$2,521,318,365.26), divided into forty-four million, seven hundred, fifty-seven thousand, nine hundred and fourteen (44,757,914) non-par, book-entry, registered, common shares, and total subscription including the amount allocated to the capital reserve, reached the amount of two hundred, fifty million, seven hundred, sixty-six thousand, two hundred and eighty Reais (R$250,766,280.00).

4.2.            The Management will timely submit to resolution and approval of the general meeting the amendment to Article 5 of the Company’s Bylaws so that to reflect the Capital Increase ratified herein.

5.                  Closing: with no further matters to be discussed, these minutes were read, approved and signed by the Board members. Signatures: Odair Garcia Senra (Chairman), Janine Maria Corrêa Pupo (Secretary). Board members: Odair Garcia Senra, Cláudio José Carvalho de Andrade, Francisco Vidal Luna, Guilherme Affonso Ferreira, José Écio Pereira da Costa Júnior, Maurício Marcellini Pereira and Rodolpho Amboss.

I certify that this is a true copy of the minutes drawn up in the appropriate book.

São Paulo, February 28, 2018.

Presiding Board:

_________________________________ Odair Garcia Senra Chairman	_________________________________ Janine Maria Correa Pupo Secretary

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 28, 2018

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer